Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499
December 1, 2010
VIA OVERNIGHT MAIL
Mr. Craig Ruckman
Staff Attorney — Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0506

Re:	Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for Transamerica Advisors Life Insurance Company, Merrill Lynch Life Variable Annuity Separate Account A (File No. 333-90243) (“Prototype Registration Statement”)
Dear Mr. Ruckman:
Enclosed is one copy of Post-Effective Amendment No. 13 to the above-referenced Prototype Registration Statement that will be filed with the Securities and Exchange Commission by Transamerica Advisors Life Insurance Company (“Transamerica”). Transamerica has included one copy of the relevant portions of the Prototype Registration Statement’s prospectus supplement, redlined to show the changes from the prior Prototype Registration Statement filed by Transamerica on September 30, 2010. Page numbers below refer to the redlined copy of the Prototype Registration Statement prospectus supplement. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the applicable Prototype Registration Statement’s prospectus supplement.
The purpose of Post-Effective Amendment No. 13 is to respond to Staff comments provided to Transamerica by phone on November 15, 2010 with respect to Post-Effective Amendment No. 11. Transamerica’s responses incorporating the Staff’s comments are discussed below.
Q1:	Please verify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract.

A1:	There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the contract.

Q2:	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR Class Identifiers associated with the contract.

A2:	We confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR Class Identifiers associated with the contract.

Q3:	Disruptive Trading — The prospectus notes the subjectivity involved in identifying disruptive trading. Accordingly, please note that the application of the insurance procedures consequently may result in certain disruptive trading activities being prohibited while others are allowed to proceed.

A3:	Disclosure has been added to the section entitled “Disruptive Trading” to clarify that certain disruptive trading activities may be prohibited while others are allowed to proceed. Please see page 1 of the Prototype Prospectus Supplement attached.

Q4:	Asset Allocation Program — Introductory Paragraph — Please confirm that all material rights and benefits that are available to the contract owner are in the prospectus.

A4:	We confirm that all material rights and benefits that are available to the contract owner are in the prospectus. Please see page 2 of the Prototype Prospectus Supplement attached.

Q5:	Asset Allocation Program — Under “General” — In the Third Line — Please verify the source of funds from which the company currently pays the compensation to TAM and that it is not from customer assets. Add disclosure to this effect.

A5:	Additional disclosure has been added, and disclosure has been revised to clarify that we pay compensation to TAM from our own company assets and that the customer does not pay a fee for the service. Please see page 2 of the Prototype Prospectus Supplement attached.

Q6:	Asset Allocation Program — Please provide more general information on the risks and objectives for each model.

A6:	Additional disclosure has been added to provide more general information regarding the risks and objectives for each model. Please note that some products offer six models while others offer five. As such, each prospectus in connection with Transamerica’s 485(b)(1)(vii) request dated September 30, 2010 will be revised to reflect the number of models offered. Please see pages 2 and 3 of the Prototype Prospectus Supplement attached.

Q7:	Asset Allocation Program — Quarterly Rebalancing — The description under the Initial Allocation to the Selected Asset Allocation Model and the Allocation of Future Premiums describes premium additions differently than the second bullet. It appears as if additional premium is simply added to the allocations under the model and that the contract owner cannot designate which funds to allocate. Please clarify.

A7:	Disclosures under the sections “Initial Allocation to the Selected Asset Allocation Model” and “Quarterly Rebalancing” have been modified for consistency and to more precisely reflect how contract value and premiums are allocated. Please note that these contracts are no longer being sold and, as a result, disclosure regarding allocation of initial premium payments in connection with the Asset Allocation Program has been deleted. Please see page 4 of the Prototype Prospectus Supplement attached.

Q8:	Asset Allocation Program — Please discuss how premiums are allocated in the event the contract owner has rejected the model change and consequently has a self-directed model.

A8:	Additional disclosure has been added under the section “Allocation of Future Premiums” to describe how future premium payments are allocated in the event the contract owner has rejected a model change and consequently has a self-directed model. Please see page 4 of the Prototype Prospectus Supplement attached.

Q9:	Asset Allocation Program — Other Information — Please clarify the result should a contract owner change the allocation of his or her contract value among the subaccounts described in the first sentence. Does that kind of change result in a termination of the asset allocation program and start a self-directed model?

A9:	Disclosure has been revised to reflect that a Program participant can request to change his or her selected model or terminate the Asset Allocation Program and allocate his or her contract value among the subaccounts. Please see pages 4 and 5 of the Prototype Prospectus Supplement attached.
Transamerica believes that it has been fully responsive to the Staff’s comments, that the responses do not raise additional issues for the Staff’s consideration and that, other than the changes discussed above, no material changes have been made in the Post-Effective Amendment.
If you have any comments or questions regarding these filings, please call me at (319) 355-8327.

Sincerely,
/s/ Shane E. Daly
Shane E. Daly
Assistant General Counsel

Enclosures

Disruptive Trading
Frequent or short-term transfers among subaccounts, such as those associated with “market timing” transactions, can adversely affect the Funds and the returns achieved by contract owners. In particular, such transfers may dilute the value of the Fund shares, interfere with the efficient management of the Funds’ investments, and increase brokerage and administrative costs of the Funds. Accordingly, frequent or short-term transfers by a contract owner among the subaccounts may adversely affect the long-term performance of the Funds, which may, in turn, adversely affect other contract owners and other persons who may have an interest in the Contract (e.g., annuitants and beneficiaries). In order to try to protect our contract owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures (“Disruptive Trading Procedures”). We employ various means to try to detect such transfer activity, such as periodically examining the number of “round trip” transfers into and out of particular subaccounts made by contract owners within given periods of time and/or examining transfer activity identified by the Funds on a case-by-case basis.
Our policies and procedures may result in restrictions being applied to contract owners who are found to be engaged in disruptive trading activities. Contract owners will be provided one warning in writing prior to imposition of any restrictions on transfers. If a “warned” contract owner engages in any further disruptive trading activities within the six-month period following a warning letter, we will notify the contract owner in writing of the restrictions that will apply to future transfers under a Contract. Currently, our restrictions require such contract owners to submit all future transfer requests through regular U.S. mail (thereby refusing to accept transfer requests via overnight delivery service, telephone, Internet, facsimile, other electronic means, or through your Financial Advisor). We will also require that the contract owner’s signature on these transfer requests be notarized or signature guaranteed. If this restriction fails to limit further disruptive trading activities, we may additionally require a minimum time period between each transfer and refuse to execute future transfer requests that violate our Disruptive Trading Procedures. We currently do not, but may in the future, impose different restrictions, such as:
•	not accepting a transfer request from a third party acting under authorization on behalf of more than one contract owner;

•	limiting the dollar or percentage of contract value that may be transferred among the subaccounts at any one time; and

•	imposing a redemption fee on certain transfers.
Because we have adopted our Disruptive Trading Procedures as a preventative measure to protect contract owners from the potential adverse effects of harmful trading activity, we will impose the restriction stated in the notification on that contract owner even if we cannot identify, in the particular circumstances, any harmful effect from that contract owner’s future transfers.
Despite our best efforts, we cannot guarantee that our Disruptive Trading Procedures will detect every potential contract owner engaged in disruptive trading activity, but we apply our Disruptive Trading Procedures consistently to all contract owners without special arrangement, waiver, or exception. Our ability to detect and deter such transfer activity may be limited by our operational systems and technological limitations. Furthermore, the identification of contract owners determined to be engaged in disruptive or harmful transfer activity involves judgments that are inherently subjective and consequently may result in certain trading activities being prohibited while others are allowed to proceed. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term transfers that may adversely affect other contract owners or the Funds, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on contract owners engaged in disruptive trading activity. In addition, the other insurance companies and/or retirement plans that invest in the Funds may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we also cannot guarantee that the Funds (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.
The Funds available as investment options under the Contract may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The disruptive trading policies and procedures of a Fund may be different, and more or less restrictive, than our Disruptive Trading Procedures or the disruptive trading policies and procedures of other Funds. We may not have the contractual authority or the operational capacity to apply the disruptive trading policies and procedures of the respective Funds that would be affected by the transfers. However, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund, promptly upon request, certain information about the trading activity of individual contract owners, and to execute instructions from the Fund to restrict or prohibit further premium payments or transfers by specific contract owners who violate the disruptive trading policies established by the Fund.
Accordingly, to the extent permitted by applicable law, we reserve the right to refuse to make a transfer at any time that we are unable to purchase or redeem shares of any of the Funds available through the Separate Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund’s own policies and procedures on disruptive trading activities.
Contract owners and other persons with interests in the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds’ ability to apply their respective disruptive trading policies and procedures. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.
In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds.
Asset Allocation Program
The following is a general description of the Asset Allocation Program. A complete description is available in the brochure for the Program. This disclosure explains the material features of the Asset Allocation Program. The application and operation of the Asset Allocation Program are subject to the terms and conditions of the contract itself.
     General
We make available to contract owners an Asset Allocation Program, for which our affiliate Transamerica Asset Management, Inc. (“TAM”) provides investment advice. TAM is an investment adviser registered under the Investment Advisers Act of 1940. As compensation for its services, we currently pay TAM ~~_____%~~0.0375% of the value of the assets in the Merrill Lynch Investor Choice Annuity® and the IRA Annuity® products’ Asset Allocation Programs. We pay compensation for these services from our own company assets. We may alter the amount we pay, or cease paying, TAM for these services at any time in our sole discretion. If you participate in the Asset Allocation Program, TAM will serve as your investment adviser solely for the purposes of the development of the asset allocation models and periodic updates to the models. The Asset Allocation Program can be elected at issue or in writing or by proper telephone authorization at any time after issue. If you elect the Asset Allocation Program you must include all contract value in the Program. ~~There is no charge~~You do not pay a fee for participation in the Asset Allocation Program. We may perform certain administrative functions on behalf of TAM; however, we are not registered as an investment adviser and are not providing any investment advice in making the Program available. Furthermore, your Financial Advisor is not providing any investment advice related to the Asset Allocation Program.
There is no assurance that investment returns will be better through participation in the Asset Allocation Program. Your Contract may still lose money and experience volatility.
     Asset Allocation Models. Except as described below, a contract owner electing to participate in the Asset Allocation Program (a “Program participant”) will have his or her ~~account~~ contract value allocated according to one of the model portfolios developed by TAM. There are currently five~~six~~ asset allocation models to choose from:
~~•~~	~~Conservative (formerly, Capital Preservation)~~

~~•~~	~~Moderately Conservative (formerly, Income)~~

~~•~~	~~Moderate (formerly, Income & Growth)~~

~~•~~	~~Moderately Aggressive (formerly, Growth)~~

~~•~~	~~Aggressive (formerly, Aggressive Growth)~~

~~•~~	~~All Equity Plus~~

•	Conservative (formerly, Capital Preservation) —seeks capital preservation

•	Moderately Conservative (formerly, Income) —seeks income

•	Moderate (formerly, Income & Growth) —seeks income and growth

•	Moderately Aggressive (formerly, Growth) —seeks growth

•	Aggressive (formerly, Aggressive Growth) —seeks aggressive growth

~~•~~	~~All Equity Plus —seeks aggressive growth~~
When electing the Asset Allocation Program, Program participants must complete a standardized questionnaire. Your Financial Advisor can assist you in completing the questionnaire. Based on the results of the questionnaire, one of the asset allocation models is matched to the Program participant based on his or her financial situation, investment objectives and risk tolerance. Each asset allocation model is intended for a specific type of investor, from aggressive to conservative. Each model identifies one or more specific subaccounts and the percentage of premium or ~~account~~ contract value allocated to each of those subaccount(s). The Program participant then selects from the available asset allocation models, and may select a model other than the model indicated by the questionnaire.
All of the asset allocation models ~~except the All Equity Plus model~~ may include subaccount(s) which invest in fixed income funds, the concentration and selection of which depends on the particular investment risk for that model. ~~It is intended that the All Equity Plus model will not use any fixed income funds and thus may be more aggressive than the other models available. You should only select the All Equity Plus model if it is appropriate for your investment goals and risk tolerance.~~ You may lose money by investing in an asset allocation model, the model may not perform as intended, an asset allocation model may perform better or worse than other models, and the models depend on the performance of the underlying funds of each model. The asset allocation models may be unsuccessful in maximizing returns and/or avoiding investment losses.
Certain Asset Allocation Models may be used to satisfy the Allocation Guidelines and Restrictions required by certain guarantees. (See “Guaranteed Minimum Income Benefit EXTRA” or “Guaranteed Minimum Withdrawal Benefit.”)
Changes to the Composition of Asset Allocation Models. On a quarterly basis, TAM reviews the asset allocation models and may adjust the composition of each model, which may include changes to the subaccount(s) in the model and/or the percentage allocations. Any adjustments become effective on the last business day of the calendar quarter.
If, as a result of such review, a change is made to an asset allocation model, TAM will notify Program participants in advance of the change, and each Program participant will have the opportunity to reject the change. A Program participant who chooses to reject a model change creates his or her own portfolio (a “self-directed portfolio”). TAM provides no investment advice related to the creation of a self-directed portfolio. Once a Program participant has rejected a change in a model, TAM considers that Program participant to have rejected all future changes in the model and the Asset Allocation Program will be terminated. Therefore, a Program participant who rejects a model change and thereby creates a self-directed portfolio will not receive a periodic review of or changes to his or her portfolio, as would be provided by TAM for the asset allocation models. In addition, those Program participants will no longer receive written materials from TAM about the changes being made to the models. However, those Program participants can elect at any time to again participate in the Asset Allocation Program.
Contract owners who elect, either at issue or with respect to an existing Contract, to participate in the Asset Allocation Program within three weeks prior to the end of a calendar quarter will be provided with information regarding the composition of both the current asset allocation model, as well as any changes to the model which will become effective on the last day of that calendar quarter.

Initial Allocation to the Selected Asset Allocation Model. ~~If you elect the Asset Allocation Program at the time you purchase a Contract, we will allocate your initial premium to the selected model on the contract date, unless your premium is required to be initially allocated to the BlackRock Money Market V.I. Subaccount. If your premium is required to be initially allocated to the BlackRock Money Market V.I. Subaccount, we will allocate your account value at the end of the 14-day period (35-day period in California if the premium(s) is required to be allocated to the BlackRock Money Market V.I. Subaccount) in accordance with the asset allocation model that is in effect at that time. If~~ At the time you elect the Asset Allocation Program, you may choose to reallocate your contract value on the date of your election to the asset allocation model currently in effect, or you may choose to have your contract value reallocated on the last business day of the calendar quarter in which we receive the information necessary to process your request to the asset allocation model in effect for the calendar quarter following your election ~~at any time after the contract date (and after any period that a premium is required to be allocated to the BlackRock Money Market V.I. Subaccount, if applicable), we will reallocate your account value on the last business day of the calendar quarter in which we receive the information necessary to process the request in accordance with the selected model in effect at that time~~.
Quarterly Rebalancing. On the last business day of each calendar quarter, we automatically rebalance the ~~account~~ contract value to maintain the subaccount(s) and percentages for each Program participant’s selected asset allocation model. This quarterly rebalancing takes account of:
•	increases and decreases in ~~account~~ contract value in each subaccount due to subaccount performance,

•	increases and decreases in ~~account~~ contract value in each subaccount due to ~~subaccount transfers,~~ withdrawals (particularly if taken from specific subaccounts designated by the contract owner), and premium payments ~~(particularly if allocated to specific subaccounts designated by the contract owner)~~, and

•	any adjustments TAM has made to the selected model.
The first quarterly rebalancing will occur at the end of the first calendar quarter following the ~~later of the election~~ date ~~or the end of the period during which your premium is required to be initially allocated to the BlackRock Money Market V.I. Subaccount, if applicable~~ the Program participant elects to participate in the Asset Allocation Program.
We will not automatically rebalance self-directed portfolios unless the contract owner elects the Rebalancing Program.
Allocation of Future Premiums. The asset allocation model that a Program participant selects will override any prior percentage allocations that the Program participant may have chosen and all future premiums will be allocated accordingly. In addition, in the event that a Program participant terminates his or her participation in the Program, unless we receive different instructions, any future premium payments will be allocated in according to the percentage allocations of the previously selected model under the Program.
Other Information. At any time, a Program participant can request to change his or her selected model or ~~the allocation of his or her account value among the subaccounts, or~~ can elect to terminate his or her participation in the Asset Allocation Program and allocate his or her contract value among the subaccounts. If a Program participant allocates contract value among the subaccounts, his or her participation in the Asset Allocation Program will terminate and we will consider the Program participant to be in a self-directed portfolio.
TAM will contact Program participants at least annually to determine whether the Program participant’s financial situation or investment objectives have changed. In addition, when we notify Program participants quarterly of changes to the models, we also will instruct them to notify their Financial Advisor of any changes to their financial situation or investment objectives or contact us if they wish to change their selected model or create a self-directed portfolio.
Funds selected by TAM to be part of an asset allocation model may be advised or subadvised by TAM or one of its affiliates. To the extent that TAM includes such proprietary Funds in its models, TAM and/or its affiliates will receive additional compensation from the advisory fees of the Funds. (See “Certain Payments We Receive With Regard to the Funds” for information on compensation with regard to proprietary Funds.) TAM considers the compensation it receives, among a number of other factors, when deciding to include proprietary funds in the asset allocation models. You should be aware of this potential financial benefit, however, if you elect to participate in the Asset Allocation Program.
For more information on TAM’s role as investment adviser for Program participants, please see TAM’s brochure from their Form ADV, the SEC investment adviser registration form, which will be delivered to ~~contract owners~~Program participants at the time they ~~apply~~ enroll in the Program and annually thereafter~~for a Contract~~. Please contact us if you would like to receive a copy of this brochure. Program participants may also contact us at 1-800-535-5549 with questions about the Asset Allocation Program or the asset allocation models at any time.
Currently, we don’t charge for transfers under the Asset Allocation Program; they are in addition to the twelve annual transfers permitted without charge under the Contract. If you choose the DCA Program or the Rebalancing Program, you cannot also elect the Asset Allocation Program.
This Asset Allocation Program may be terminated or altered at any time by us with regard to existing Contracts or future Contracts, or both, for some or all classes of Contracts.